

September 12, 2012

<u>Via E-mail</u>
Todd Davis, CEO
LifeLock, Inc.
60 East Rio Salado Parkway
Tempe, AZ 85281

      Re: **LifeLock, Inc.**
                Registration Statement on Form S-1
                Filed August 28, 2012
                File No. 333-183598

Dear Mr. Davis:

      We have reviewed your registration statement and have the following comments. References to prior comments are to those in our letter dated August 9, 2012.

General

1.   Please file as a separate "CORRESP" submission on EDGAR the July 13, 2012 cover letter to your draft confidential registration statement. For additional guidance, refer to our letter dated August 9, 2012 and Question 25 of the Division's Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website.

2.   We note you are requesting confidential treatment in connection with Exhibits 10.10 and 10.11. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement. Also, to the extent consistent with your application for confidential treatment, provide a discussion in the prospectus of the material terms of these agreements.

Summary Consolidated Financial and Other Data, page 8

3.   We note the revised disclosure made in response to prior comment 7. Please clarify your disclosure to indicate whether your pro forma net income (loss) has been calculated to give effect to these transactions as if they had occurred at January 1, 2011. In this regard, please tell us whether you adjusted the numerator for the reduction in interest expense as a result of the proposed debt repayment. Further, please tell us what consideration you gave to giving effect to the number of shares issued in the offering whose proceeds will be used to pay the holders of your Series E-1 preferred stock for every $.01 per share the anticipated initial public offering price is below $15.7552 per share.

Risk Factors

"We have identified a material weakness…," page 22

4.   You disclose in this risk factor that you have developed a plan to remediate your material weakness. Please briefly discuss such plans in this risk factor or provide a cross reference to the discussion of the plan on page 95. Also, here or in the discussion on page 95, identify any material costs associated with the remediation plan.

Market, Industry, and Other Data, page 43

5.   We note the revisions you have made to this section in response to prior comment 10. You continue to state in this section, however, that you "have not independently verified any third-party information and cannot assure [investors] of its accuracy or completeness." Please remove this sentence. Also, we note the statement in this section that while you believe that the market position, market opportunity, and market size information included in the prospectus is "generally reliable, such information is inherently imprecise." Please clarify what "generally reliable" and "inherently imprecise" mean in this context or revise your statement to remove any implication that investors should not rely on the data you have provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation and Key Components of Our Results of Operations

Other Income (Expense), page 64

6.   We note your disclosure that over the next year, you expect future changes in the fair value of the embedded derivative to result in a gain because you expect the fair value of your common stock to increase over that period, thereby reducing the fair value of the embedded derivative. However, we note your disclosure on page F-18 that all shares of preferred stock will automatically convert into common stock upon the closing of an underwritten public offering, and the embedded derivative liability will be eliminated. Please revise your disclosure to include the accounting impact for this embedded derivative upon conversion of these shares to common stock.

Critical Accounting Policies

Share-Based Compensation

Stock Option Grants and Common Stock Valuations, page 87

7.   We note your response to prior comment 15. Please revise to disclose the weighting applied to the discounted cash flow and guideline company method in determining your

enterprise value. Also, please revise to disclose quantitative information regarding the key market multiples used as of each valuation date.

8.   We note your added disclosure in response to prior comment 16. Please clarify whether the same set of peer group companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

Management

Board Composition, page 116

9.   We note the disclosure added in response to prior comment 24. Please revise this disclosure to clarify which director was designated by a particular shareholder or shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 136

10.   Footnotes 4 and 13 contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

Unaudited Condensed Financial Statements for the Three and Six Months Ended June 30, 2012 and 2011

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet, page F-8

11.   We note your response to prior comment 31 that the conversion of the Series A and Series D preferred stock warrants to common stock warrants, and the termination of the Series E and Series E-2 preferred stock warrants at completion of the initial public offering will be reflected in the pro forma balance sheet once the assumed initial public offering is determined. Please revise your disclosure on page F-8 to describe all of these pro forma adjustments.

8. Fair Value Measurements, page F-22

12.   We note your disclosure that the fair value of the warrants to purchase Series A and Series D preferred stock was estimated using the Black-Scholes option pricing model. Tell us what consideration you gave to quantifying the significant inputs you used in the fair value measurement of these liabilities as of June 30, 2012. We refer you to ASC 820-10-50-2-bbb.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
       Brian H. Blaney, Esq.
       Greenberg Traurig, LLP